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Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated December 30, 2013 relating to the consolidated financial statements of Merus Labs International Inc. (“the Company”) as at September 30, 2013 and for each of the years in the two-year period ended September 30, 2013 and a summary of significant accounting policies and other explanatory information, incorporated by reference in this Annual Report on Form 40-F of the Company for the year ended September 30, 2014.

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 22, 2014